VF 3-8-05

05036357

3-7

SECURI[...]ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-50076

SEC FILE NUMBER
8-

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 3 2005 WASH. D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KINGSBRIDGE CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12407 RIDGE ROAD
(No. and Street)

KING GEORGE, VA 22485
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN A. BROWN 540-775-3354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOWLING, FRANKLIN + CO., LLP
(Name – *if individual, state last, first, middle name*)

1207 CHARLES STREET FREDERICKSBURG, VA 22401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KINGSBRIDGE CAPITAL CORP, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

Karen Freeze
Notary Public my commission expires 12/31/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARENCE A. BOWLING, C.P.A.
HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

FREDERIC L. VAN DEVENTER, C.P.A.

BOWLING FRANKLIN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1207 CHARLES STREET
FREDERICKSBURG, VIRGINIA 22401
(540) 373-8973
FAX (540) 371-5391

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

SUITE 101
233 GARRISONVILLE ROAD
STAFFORD, VIRGINIA 22554
(540) 720-2606
FAX (540) 720-2813

Independent Public Accountant's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

Officers and Directors
Kingsbridge Capital Corp.
King George, Virginia

In planning and performing our audit of Kingsbridge Capital Corp. financial statements and supplemental schedules for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bowling Franklin & Co., LLP
Certified Public Accountants

CLARENCE A. BOWLING, C.P.A.
HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

FREDERIC L. VAN DEVENTER, C.P.A.

BOWLING FRANKLIN & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1207 CHARLES STREET
FREDERICKSBURG, VIRGINIA 22401
(540) 373-8973
FAX (540) 371-5391

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

SUITE 101
233 GARRISONVILLE ROAD
STAFFORD, VIRGINIA 22554
(540) 720-2606
FAX (540) 720-2813

February 15, 2005

To Whom It May Concern:

Please be advised that with respect to our audit of Kingsbridge Capital Corp. as of December 31, 2004, there were no material inadequacies found to exist since the date of the previous audit.

Sincerely,

BOWLING, FRANKLIN & CO., LLP

Clarence A. Bowling

Clarence A. Bowling, CPA

KINGSBRIDGE CAPITAL CORP

FINANCIAL STATEMENTS

December 31, 2004

C O N T E N T S

CLARENCE A. BOWLING, C.P.A.
HARRY B.F. FRANKLIN, JR., C.P.A.
ROBERT T. BISHOP, C.P.A.
ELAINE F. FARMER, C.P.A.
HARRY D. DICKINSON, PH.D., C.P.A.

FREDERIC L. VAN DEVENTER, C.P.A.

BOWLING FRANKLIN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FREDERICKSBURG, VIRGINIA
STAFFORD, VIRGINIA

INDEPENDENT AUDITORS' REPORT

Officers and Directors
Kingsbridge Capital Corp
King George, Virginia

We have audited the balance sheet of Kingsbridge Capital Corp as of December 31, 2004 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbridge Capital Corp as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Bowling Franklin & Co., LLP
Certified Public Accountants

Fredericksburg, Virginia
5/1 February 11, 2005

KINGSBRIDGE CAPITAL CORP

BALANCE SHEET

December 31, 2004

ASSETS

CURRENT ASSETS:	
Cash	$ 12 202
Total Current Assets	$ 12 202
OTHER ASSETS:	
Investments	$ 3 300
Total Other Assets	$ 3 300
Total Assets	$ 15 502

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commission payable	$ 4 090
Total Current Liabilities	$ 4 090
STOCKHOLDER'S EQUITY (Note 2):	
Common stock, par value $1.20	
Authorized, 5,000 shares	
Issued and outstanding 5,000 shares	$ 6 000
Additional paid-in capital	3 300
Retained earnings	2 112
Total Stockholder's Equity	$ 11 412
Total Liabilities and Stockholder's Equity	$ 15 502

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF INCOME

Year Ended December 31, 2004

INCOME:	
Commissions earned	$ 103 134
Interest income	71
Total Income	$ 103 205
EXPENSES:	
Commissions	$ 103 134
Total Expenses	$ 103 134
Net Income	$ 71

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF RETAINED EARNINGS

Year Ended December 31, 2004

RETAINED EARNINGS, Beginning of Year	$ 2 041
ADD:	
Net income	71
RETAINED EARNINGS, End of Year	$ 2 112

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 71
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase (decrease) in accounts payable	2 975
Net Cash Provided By Operating Activities	$ 3 046
Increase in Cash and Cash Equivalents	$ 3 046
CASH AND CASH EQUIVALENTS, Beginning of Year	9 156
CASH AND CASH EQUIVALENTS, End of Year	$ 12 202

See Notes to Financial Statements.

KINGSBRIDGE CAPITAL CORP

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Kingsbridge Capital Corp is a brokerage corporation. The Company is principally engaged in the purchase, sale and redemption of shares of registered investment companies.

The Company has added a new line of business, Section 529 College Savings Plans. This line of business is conducted exclusively with the sale and redemption of shares of registered investment companies.

On June 2, 2004, the Company added a branch office at 8 N. Belmont Avenue, Richmond, VA 23221. As agreed with the NASD in its membership agreement dated May 17, 2004, there is no change in capital requirements for the firm.

Significant Accounting Policies

Cash

Cash equivalents are included in cash. The Company considers interest bearing investments due on demand as cash equivalents for both the financial statement and statement of cash flows.

Income Taxes

The Company has elected for income tax purposes, under the Internal Revenue Code and the State of New York, to be an S-corporation. The stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

Reserve Requirements

Kingsbridge Capital Corp is exempt from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with NASD.

Possession or Control Requirement

Kingsbridge Capital Corp is exempt from the Information Relating to the Possession or Control Requirements of 15c3-3 under the (k)(1) exemption of Rule 15c3-3 as agreed in its restriction letter with the NASD.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Related Party

King George Capital Management, Inc. covers overhead expenses for Kingsbridge Capital Corp. Kingsbridge Capital Corp and King George Capital Management, Inc. have common stockholders.

2. COMPUTATION OF NET CAPITAL

The Company, in compliance with NASD regulations, is required to have $5,000 net capital according to SEC. Rule 15c3-1 and is required to maintain at least $6,000 net capital under SEC Rule 17a-11. This computation for 2004 is as follows:

Total ownership equity qualified for net capital	$ 11 412
Deductions and/or charges	
Net capital before haircuts	$ 11 412
Haircuts on securities:	
Balance in Money Market and investments	
$11,341 - 2% haircut	228
Net Capital	$ 11 184

This calculation does not materially differ from the Firm's Focus report for the same period, with the exception that the Focus report reflected investments at no cost and no additional paid-in capital.

3. MATERIAL INADEQUACIES

With respect to our audit of Kingsbridge Capital Corp as of December 31, 2004, there were no material inadequacies found to exist since the date of the previous audit.

4. INVESTMENTS

On April 14, 2000 Kingsbridge Capital Corp purchased 300 warrants for $3,300 from the National Association of Securities Dealers, Inc. to purchase shares of common stock of the Nasdaq Stock Market, Inc. Each warrant is exercisable over a period from June 25, 2004 to June 27, 2006, with a purchase price ranging from $14.00 to $16.00. These options become void on June 27, 2006. They are reflected on the balance sheet at cost.